FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of August, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________________

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG wins major contract of over 100M$ from ONGC (India)

Paris, August 30, 2004

Compagnie Générale de Géophysique (ISIN: FR0000120164; NYSE: GGY) announced that it has been awarded a major contract by the Indian national oil company ONGC for the acquisition and onboard processing of a series of exclusive marine surveys stretching over the entire west coast and on a portion of the east coast of India.

The project comprises 19 separate surveys covering a total surface area of approximately 13,000 sq km and is located predominantly in the Bombay High basin. The flexibility of the CGG fleet is ideally suited to this challenging program where 4 to 10 streamers vessel configurations will be required to work in the wide range of geological targets and water depths including very shallow waters.

Shooting is scheduled to start in November and reach completion in mid-June 2005. Full onboard processing will be performed on the vessels using CGG’s proprietary software, Geocluster, to ensure a seamless flow between data acquisition and processing.

According to Christophe PETTENATI-AUZIERE, CGG’s Senior Executive Vice President, Services: “This 103 M$ award ranks among the largest in the industry. This new project reflects CGG’s commitment to supporting ONGC in its ambitious oil exploration program. It comes in the wake of a project we recently acquired to the satisfaction of ONGC off the east coast, which saw very positive co-operation between our two companies.”

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact :
Christophe BARNINI Rollin DELZER	+ 33 1 64 47 38 10 (cbarnini@cgg.com) + 33 1 64 47 33 12 (rdelzer@cgg.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: August 30th 2004	By Senior Executive Vice President Services /Christophe PETTENATI AUZIERE /